Item 77(i) - Terms of New or Amended Securities

AMENDMENT TO DECLARATION AND AGREEMENT OF TURST

In response to Sub-Item 77i(b), Amendment to the Declaration and Agreement of Trust, effective as of November 11, 2016, of Lord Abbett Investment Trust
(the "Trust"), a Delaware statutory company, authorized and established a new class of shares of each series; such new class is designated Class T shares.

The Amendment to the Declaration and Agreement of Trust is hereby attached as Item 77Q1(d).